Exhibit 11.1

CODE OF ETHICS

Code of Ethics of Sumitomo Mitsui Financial Group, Inc.

(English Translation)

Excerpts from Behavioral Guideline on Compliance and Risk—Complying with Laws, Regulations, Rules, and Social Norms

(vi) We appropriately manage conflicts of interest to avoid unfairly harming customers’ interests and protect the assets and credibility of both our customers and the company.

Excerpts from Behavioral Guideline on Compliance and Risk—Complying with Laws, Regulations, Rules, and Social Norms

(x) In reports and publications we submit, file, or disclose, we ensure that clear, fair, accurate, and timely disclosures of all necessary and sufficient information are made.

Excerpts from Policies on Compliance Management—6. Control Process— (1) Duties of Officers and Other Employees

(i) It is the responsibility of all officers and employees to comply with laws, regulations, social rules, and SMBC Group’s internal rules and at the same time select the most appropriate action, in accordance with the Principles of Action, in order to realize the business mission of SMBC Group.

Excerpts from Policies on Compliance Management—6. Control Process— (8) Handling and Responsibility on Occurrence of Problems

(ii) When officers and employees find any violation or possible violation of laws, regulations, social rules, and SMBC Group’s internal rules, they shall promptly report to Compliance Officers, General Managers, or the General Affairs Department, or promptly call the “SMBC Group Alarm Line.”

Excerpts from Policies on Compliance Management—6. Control Process— (8) Handling and Responsibility on Occurrence of Problems

(iv) A Compliance Officer may be censured if he or she is considered to be negligent in performing his or her duties as Compliance Officer. An officer or other employee shall also be censured if he or she is aware of a violation of laws, regulations, social rules, and SMBC Group’s internal rule and does not report such violation.